UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Celanese AG

(Name of Subject Company (issuer))

Blackstone LR Associates (Cayman) IV Ltd.

Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Luxembourg Holdings S.àr.l.
BCP Crystal Acquisition GmbH & Co. KG
(Names of Filing Persons (Offerors))

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(CUSIP Number of Class of Securities)

Chinh Chu

BCP Crystal Acquisition GmbH & Co. KG
c/o The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation* $1,985,891,917.92	Amount of filing fee** $251,612.51

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 49,321,468 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 32.50 per share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on January 29, 2004 of EUR 1 = $1.2389. Such number of shares represents the number of ordinary shares issued and outstanding as of September 30, 2003 and excludes shares held by Celanese AG in treasury, which Celanese AG has committed not to tender.

**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to .01267% of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:
                  Form or Registration No.:
                  Filing Party:
                  Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  ☒ third-party tender offer subject to Rule 14d-1.

                  ☐ issuer tender offer subject to Rule 13e-4.
                  ☐ going-private transaction subject to Rule 13e-3.
                  ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (the “Bidder”), to purchase all of the issued and outstanding registered ordinary shares, no par value (the “Celanese Shares”), of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, at a purchase price of EUR 32.50 per share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the “Offer”) are described in the Offer Document, published February 2, 2004 (the “Offer Document”), a copy of which is attached hereto as Exhibit (a)(1)(A), and, where applicable, the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B).

      Pursuant to General Instruction F to Schedule TO, the information contained in the Offer Document, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in the section of the Offer Document entitled “Summary of the Offer” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The subject company and issuer of the securities subject to the Offer is Celanese AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany. Its principal executive office is located at Frankfurter Strasse 111, 61476 Kronberg im Taunus, Germany and its telephone number is 49-69-305-16000.

      (b) This Statement relates to the offer to purchase all of the registered ordinary shares, no par value, of Celanese AG by the Purchaser for EUR 32.50 per Share in cash, upon the terms and subject to the conditions set forth in the Offer Document and, where applicable, in the related Letter of Transmittal. According to Celanese AG’s public filings with the Securities and Exchange Commission, as of September 30, 2003, there were 49,321,468 Celanese Shares issued and outstanding (excluding treasury shares).

      (c) The information concerning the principal markets in which the Celanese Shares are traded and certain high and low sales prices for the Shares in such principal markets is set forth in the sections of the Offer Document entitled “The Offer — Offer Price — Adequacy of the Offer Price” and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

      (a), (b), and (c) The information set forth in the section of the Offer Document entitled “Companies Involved — Description of the Bidder, the Acquisition Entities, and Blackstone” and in Schedule I to the Offer Document is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a)(1)(i)-(viii), (x), (xii) The information set forth in the section of the Offer Document entitled “The Offer” is incorporated herein by reference.

      (a)(1)(ix), (xi) Not applicable.

      (a)(2) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a), (b) The information set forth in the sections of the Offer Document entitled “Companies Involved — Interest of the Bidder in Celanese AG,” “Companies Involved — Celanese AG’s Position with Respect to the Offer,” “Background and Objective of the Offer” and “Advantages for the Members of the Management Board and Supervisory Board of Celanese AG” is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

      (a), (c) (1) through (7) The information set forth in the sections of the Offer Document entitled “Background and Objective of the Offer” and “Position of Celanese Shareholders Who Do Not Accept the Offer” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a), (b), (d) The information set forth in the section of the Offer Document entitled “Financing of the Offer” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a), (b) The information set forth in the section of the Offer Document entitled, “Companies Involved — Interest of the Bidder in Celanese AG” is incorporated herein by reference.

ITEM 9. PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) The information set forth in the sections of the Offer Document entitled “Financial Adviser/ Advising Bank; Solicitation” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

      (a), (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

      (a)(1) The information set forth in the sections of the Offer Document entitled “Background and Objective of the Offer,” “Companies Involved — Celanese AG’s Position with Respect to the Offer,” and “Advantages for the Members of the Management Board and Supervisory Board of Celanese AG” is incorporated herein by reference.

      (a)(2) and (a)(3) The information set forth in the sections of the Offer Document entitled “General Instructions, in Particular to Shareholders Outside Germany,” “The Offer — Conditions” and “Antitrust and Other Administrative Proceedings” is incorporated herein by reference.

      (a)(4) The information set forth in the section of the Offer Document entitled “Position of Celanese Shareholders who do not Accept the Offer” is incorporated herein by reference.

      (a)(5) None.

      (b) The information set forth in the Offer Document is incorporated herein by reference.

ITEM 12. EXHIBITS.

      (a)(1)(A) Offer Document, published February 2, 2004.

      (a)(1)(B) Letter of Transmittal.

      (a)(1)(C) Notice of Guaranteed Delivery.

      (a)(1)(D) Summary advertisement, published February 2, 2004.

      (a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(F) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for shares held through The Depository Trust Company booking system.

      (a)(1)(G) Suggested Letter to Clients for use by depositary banks for shares held through the Clearstream Banking AG booking system (English translation of document prepared in German only).

      (a)(1)(H) Letter to shareholders of Celanese AG from the Bidder, dated February 2, 2004, for inclusion in mailing of offer materials to shareholders (North American version).

      (a)(1)(I) Letter to shareholders of Celanese AG from the Bidder, dated February 2, 2004, for inclusion in mailing of offer materials to shareholders (German version).

      (a)(1)(J) Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.

      (a)(5)(A) Press release of the Bidder, dated December 16, 2003, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder and BCP Luxembourg Holdings S.a r.l. on December 16, 2003.

      (a)(5)(B) Notice of Availability of the Offer Document, dated February 2, 2004 (English translation of documents prepared in German language only).

      (a)(5)(C) Press release of the Bidder, dated February 2, 2004.

      (b)(1) Senior Secured Facilities and Senior Bridge A Facility Commitment Letter, dated December 15, 2003, among Morgan Stanley Senior Funding Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and BCP Luxembourg Holdings S.ar.L., incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.

      (b)(2) Senior Subordinated Bridge B Facility Commitment Letter, dated December 15, 2003, among Morgan Stanley Senior Funding Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and BCP Luxembourg Holdings S.ar.L., incorporated herein by reference to Exhibit 7 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.

      (b)(3) Senior Subordinated Bridge C Facility Commitment Letter, dated December 15, 2003, as amended and restated as of January 13, 2004, among Morgan Stanley & Co. International Limited, Deutsche Bank AG London Branch, Deutsche Bank AG Cayman Islands Branch and BCP Luxembourg Holdings S.ar.L.

      (d)(1) Letter, dated December 13, 2003, from Blackstone Management Associates IV, L.L.C., on behalf of Blackstone Capital Partners IV L.P. and certain of its affiliated funds, to Dr. Claudio Sonder, Chairman of the Board of Management of Celanese AG, incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.

      (d)(2) Offer Term Sheet relating to Tender Offer, incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.

      (d)(3) Letter, dated December 14, 2003, from Celanese AG to Stephen A. Schwarzman, President and CEO of The Blackstone Group L.P., incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.

      (d)(4) Letter Agreement, dated December 15, 2003, between Kuwait Petroleum Corporation and BCP Crystal Acquisition GmbH & Co. KG, incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.

      (g) Not applicable.

      (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2004

BLACKSTONE LR ASSOCIATES
(CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES
(CAYMAN) IV L.P.

By: Blackstone LR Associates (Cayman) IV Ltd., its
general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) IV L.P.

By: Blackstone Management Associates
(Cayman) IV L.P., its general partner

By: Blackstone LR Associates (Cayman) IV Ltd.,
its general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CRYSTAL HOLDINGS CAPITAL PARTNERS (CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP LUXEMBOURG HOLDINGS S.AR.L.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP CRYSTAL ACQUISITION GMBH & CO. KG

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION

(a)(1)(A)	Offer Document, published February 2, 2004.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Summary advertisement, published February 2, 2004.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for shares held through The Depository Trust Company booking system.
(a)(1)(G)	Suggested Letter to Clients for use by depositary banks for shares held through the Clearstream Banking AG booking system (English translation of document prepared in German only).
(a)(1)(H)	Letter to shareholders of Celanese AG from the Bidder, dated February 2, 2004, for inclusion in mailing of offer materials to shareholders (North American version).
(a)(1)(I)	Letter to shareholders of Celanese AG from the Bidder, dated February 2, 2004, for inclusion in mailing of offer materials to shareholders (German version).
(a)(1)(J)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(5)(A)	Press release of the Bidder, dated December 16, 2003, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder and BCP Luxembourg Holdings S.a r.l. on December 16, 2003.
(a)(5)(B)	Notice of Availability of the Offer Document, dated February 2, 2004 (English translation of documents prepared in German only).
(a)(5)(C)	Press release of the Bidder, dated February 2, 2004.
(b)(1)	Senior Secured Facilities and Senior Bridge A Facility Commitment Letter, dated December 15, 2003, among Morgan Stanley Senior Funding Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and BCP Luxembourg Holdings S.ar.L., incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.
(b)(2)	Senior Subordinated Bridge B Facility Commitment Letter, dated December 15, 2003, among Morgan Stanley Senior Funding Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and BCP Luxembourg Holdings S.ar.L., incorporated herein by reference to Exhibit 7 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.
(b)(3)	Senior Subordinated Bridge C Facility Commitment Letter, dated December 15, 2003, as amended and restated as of January 13, 2004, among Morgan Stanley & Co. International Limited, Deutsche Bank AG London Branch, Deutsche Bank AG Cayman Islands Branch and BCP Luxembourg Holdings S.ar.L.
(d)(1)	Letter, dated December 13, 2003, from Blackstone Management Associates IV, L.L.C., on behalf of Blackstone Capital Partners IV L.P. and certain of its affiliated funds, to Dr. Claudio Sonder, Chairman of the Board of Management of Celanese AG, incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.
(d)(2)	Offer Term Sheet relating to Tender Offer, incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.
(d)(3)	Letter, dated December 14, 2003, from Celanese AG to Stephen A. Schwarzman, President and CEO of The Blackstone Group L.P., incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.
(d)(4)	Letter Agreement, dated December 15, 2003, between Kuwait Petroleum Corporation and BCP Crystal Acquisition GmbH & Co. KG, incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.
(g)	Not Applicable.
(h)	Not Applicable.